SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Interface, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

458665106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458665106	SCHEDULE 13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS

Select Equity Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

3,542,380

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

3,542,380

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

3,542,380

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12	TYPE OF REPORTING PERSON

IA

CUSIP No. 458665106	SCHEDULE 13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS

Select Offshore Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

1,259,951

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

1,259,951

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,259,951

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.2%

12	TYPE OF REPORTING PERSON

IA

CUSIP No. 458665106	SCHEDULE 13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS

George S. Loening

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

4,802,331

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

4,802,331

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

4,802,331

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%

12	TYPE OF REPORTING PERSON

IN

Item 1(a)	Name of Issuer:

Interface, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia 30339

Items 2(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by Select Equity Group, Inc., a New York corporation (“Select”), Select Offshore Advisors, LLC, a New York limited liability corporation (“Select Offshore”), and George S. Loening, the controlling shareholder of Select and Select Offshore(“Loening”). Select, Select Offshore and Loening are sometimes collectively referred to herein as the “Select Reporting Persons.”

Item 2(b)	Address of Principal Business Office:

The business address of each of the Select Reporting Persons is:

380 Lafayette Street, 6th Floor
New York, New York 10003

Item 2(c)	Citizenship:

George S. Loening is a United States citizen.

Item 2(d)	Title of Class of Securities:

Class A Common Stock

Item 2(e)	CUSIP Number:

458665106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act;
(b) ☐ Bank as defined in Section 3(a)(6) of the Act;
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) ☒ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page 5 of 8 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4	Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Select Reporting Person and is incorporated herein by reference for each such Select Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Select Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

N/A

Item 8	Identification and Classification of Members of the Group:

N/A

Item 9	Notice of Dissolution of Group:

N/A

Item 10	Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 8 Pages

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

By:	George S. Loening*	By:	George S. Loening*

Title:	Chairman	Title:	Manager

By:	/s/ George S. Loening

George S. Loening*

* My signature to this document as an individual is made as well in my capacity as Chairman of Select Equity Group, Inc. and as Manager of Select Offshore Advisors, LLC.

Dated: February 14, 2012

Page 7 of 8 Pages

ATTACHMENT A
REPORTING OWNERS

Under Rule 13d-3 under the Securities Exchange Act of 1934, Select Equity Group, Inc. (“Select”) and Select Offshore Advisors, LLC (“Select Offshore”) may be deemed to be the beneficial owners of the securities named on the cover page of this Schedule 13G, in the aggregate amounts reported in Item 4 of this schedule. As the Chairman and controlling shareholder of Select and the Manager of Select Offshore, George S. Loening has the power to vote or to direct the voting of and the power to dispose or direct the disposition of the securities owned by Select and Select Offshore. Accordingly, George S. Loening may also be deemed to be the beneficial owner of those securities under Rule 13d-3.

ATTACHMENT B
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a report on Schedule 13G or any amendments thereto, and to the inclusion of this Agreement as an attachment to such filing, with respect to the ownership of securities named in this Schedule 13G.

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on February 14, 2012.

By:	George S. Loening*	By:	George S. Loening*

Title:	Chairman	Title:	Manager

By:	/s/ George S. Loening

George S. Loening*

* My signature to this document as an individual is made as well in my capacity as Chairman of Select Equity Group, Inc. and as Manager of Select Offshore Advisors, LLC.

Page 8 of 8 Pages